UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 25, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Non-Invasive Monitoring Systems, Inc.

File No. 0-13176 - CF# 21869

Non-Invasive Monitoring Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-QSB filed on December 17, 2007, as amended on April 22, 2008.

Based on representations by Non-Invasive Monitoring Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   until March 26, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Timothy Levenberg
Special Counsel